EXHIBIT 14(b)
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        LANDAUER, INC. CODE OF ETHICS FOR FINANCIAL EXECUTIVES
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This Landauer, Inc. Code of Ethics for Financial Executives ("Code of
Ethics") applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (collectively, the "Covered Officers"). Landauer expects each of the Covered Officers to act in accordance with the highest standards of personal and professional integrity in all aspects of their activities, to comply with all applicable laws, rules and regulations, to deter wrongdoing and abide by this Code of Ethics and the Landauer, Inc. Code of Business Conduct and Ethics. This Code of Ethics is intended to supplement the Landauer, Inc. Code of Business Conduct and Ethics.

Each Covered Officer will:

     (a) Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

     (b) Produce full, fair, accurate, timely, and understandable disclosure in reports and documents that Landauer files with, or submits to, the Securities and Exchange Commission and in other public communications made by Landauer;

     (c) Comply with applicable governmental laws, rules and regulations; and

     (d) Promptly report any possible violation of this Code of Ethics to any of the individuals listed below or to the Global Compliance Services - Integrity Line 1-888-475-8268.

Each Covered Officer is prohibited from directly or indirectly taking any action to fraudulently influence, coerce, manipulate or mislead Landauer's independent public auditors for the purpose of rendering the financial statements of Landauer misleading.

Each Covered Officer will be held accountable for adherence to this Code of Ethics. Any failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including termination of employment. Violations of this Code of Ethics may also constitute violations of law and may result in civil and criminal penalties for the Covered Officer, his or her supervisors and/or Landauer.

If a Covered Officer has any questions regarding the best course of action in a particular situation, he or she should promptly contact any of the individuals listed below. A Covered Officer may choose to remain anonymous in reporting any possible violation of this Code of Ethics. No employee will be penalized for making a good-faith report of violations of this Code of Ethics or other illegal or unethical conduct, nor will Landauer tolerate retaliation of any kind against anyone who makes a good-faith report. Reports may be made to:

     .     Global Compliance Services - Integrity Line 1-888-475-8268

     .     Robert J. Cronin, Director, Audit Committee Chair

     .     James Eidam, PricewaterhouseCoopers, Independent Auditor

This Code of Ethics does not supersede or replace the existing policies and procedures already in place as stated in the Landauer Code of Business Conduct and Ethics and communicated to Landauer's employees, officers and directors.

Any change to, or waiver of, this Code of Ethics for covered officers must be approved by the Board and disclosed promptly to Landauer's shareholders.